UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 22 June 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228

Disclosure of beneficial interests in securities

Harmony has received notice on Wednesday, 20 June 2012, from Van
Eck Associates Corporation ("van Eck's") pursuant to Section 122 (3) (b)
of the Companies Act 71 of 2008 ("the Act") and paragraph 3.83 (b) of
the JSE Limited Listings Requirements, that van Eck's clients have,
collectively, acquired an interest in the securities of Harmony, such
that the aggregate interest has increased to 5.26% of the present issued
share capital of Harmony.

For more details contact:

Henrika Basterfield
On +27 (0)82 759 1775

Corporate Office:
Randfontein Office Park
PO Box 2
Randfontein
South Africa 1760
T: +27 (0)11 411 2000
www.harmony.co.za

22 June 2012

Sponsor:
J.P. Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 22, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director